F O R   I M M E D I A T E   R E L E A S E


                           PRESS RELEASE

                                      February 9, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


          HEALTH CARE REIT, INC. ANNOUNCES 1994 RESULTS

Toledo, Ohio, February 9, 1995 (NYSE/HCN)....For the quarter ended
December 31, 1994, net income was $5.8 million compared to $5.1 million in the fourth quarter of 1993, an increase of 15.6%. For the fourth quarter of 1994, net income per share of $.51 was up $.06 or 13.3% above the fourth quarter of 1993. For the year ended December 31, 1994, net income per share was $2.17 compared to $2.15 for the year ended December 31, 1993, an increase of .9%.

Total assets of $324.1 million at December 31, 1994 were up 13.7% from a year ago, while shareholders' equity increased 2.7% to $189.2 million.

Funds from operations for the three months ended December 31, 1994 was $7.3 million ($.63 per share) compared with $6.1 million ($.54 per share) for the three months ended December 31, 1993. For the year 1994, funds from operations was $31.7 million ($2.75 per share) compared to $22.8 million ($2.44 per share) for 1993.

The fourth quarters of 1994 and 1993, as well as annual results, were affected by gains on exercises and/or prepayment fees. Excluding these items, funds from operations would have been $.50 and $.53 for the fourth quarters of 1994 and 1993, respectively, and would have been $2.15 and $2.07 for the years 1994 and 1993, respectively.

The following tables highlight the information presented above.

                     SUMMARY FINANCIAL DATA
            (In thousands except per share amounts)

                                    Three Months Ended
                                       December 31               Year Ended
                                       (Unaudited)               December 31
                                    -------------------      ------------------
                                      1994        1993         1994       1993
                                    -------     -------      -------    -------
GROSS INCOME
Gross Income:
  Interest and other income         $ 7,073     $ 5,285      $26,225    $21,734
  Direct financing leases               659       1,865        4,353      8,094
  Operating-lease rents               1,543         994        5,480      2,812
  Loan and commitment fees              229         262        1,184      1,203
  Gain on exercise of options         1,538         314        5,490      2,175
                                    -------     -------      -------    -------
                                    $11,042     $ 8,720      $42,732    $36,018
                                    =======     =======      =======    =======


                                    Three Months Ended
                                       December 31               Year Ended
                                       (Unaudited)               December 31
                                    -------------------      ------------------
                                      1994        1993         1994       1993
                                    -------     -------      -------    -------
OTHER FINANCIAL INFORMATION

Gross Income                        $11,042     $ 8,720      $42,732    $36,018
Net income                            5,843       5,052       24,953     20,055
Funds from operations                 7,301       6,072       31,697     22,780
Net income per share                    .51         .45         2.17       2.15
Funds from operations per share         .63         .54         2.75       2.44
Distributions per share                 .51         .49         2.01       1.93
Average number of shares
  outstanding                        11,573      10,901       11,519      9,339


                                                    December 31
                                                -------------------
                                                  1994       1993
                                                --------   --------
Assets:
  Real Estate Related Investments:
    Loans receivable                            $254,924   $185,282
    Investment in operating-lease properties      57,231     42,776
    Investment in direct financing leases         11,428     52,950
                                                --------   --------
                                                 323,583    281,008
    Less allowance for losses                      5,150      4,150
                                                --------   --------
                                                 318,433    276,858
  Other assets                                     5,669      8,166
                                                --------   --------
Total assets                                    $324,102   $285,024
                                                ========   ========

Total liabilities                               $134,922   $100,892
Shareholders' Equity                             189,180    184,132
                                                --------   --------
                                                $324,102   $285,024
                                                ========   ========


Health Care REIT, Inc. is the first real estate investment trust to specialize in financing health care facilities, primarily nursing homes. The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities, and behavioral care facilities.